

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2020

Yimin Wu
Chief Executive Officer
Infobird Co., Ltd
Room 12A05, Block A
Boya International Center, Building 2, No. 1 Courtyard
Lize Zhongyi Road
Chaoyang District, Beijing, China 100102

> **Re: Infobird Co., Ltd**
> **Registration Statement on Form F-1**
> **Filed December 9, 2020**
> **File No. 333-251234**

Dear Mr. Wu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1

Prospectus Summary, page 1

1. Please revise to describe the changes with your relationship with your largest customer, China Guangfa Bank. Please clarify in your summary that your services agreement for customized cloud-based services expired on June 30, 2020 and you have been operating under an "oral arrangement" since then. Further, your telecommunication services agreement with China Guangfa Bank will expire on December 31, 2020. Please describe how the oral arrangement differs from your written contractual relationship prior to June 30, 2020 and whether you derive material amounts of revenue from the soon-to-be expiring telecommunications services agreement with China Guangfa Bank. Please also

explain how China Guangfa Bank is changing its internal telemarking strategy and how that affects the services you provide to this customer.

Corporate History and Structure, page 43

2.      We note that you have filed your VIE agreements as exhibits related to your VIE entity, Infobird Beijing.  Please revise to describe the management structure and officers and directors of Infobird Beijing.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   You may contact Becky Chow, Staff Accountant, at (202) 551-6524 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-348 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:     Clayton E. Parker, Esq.